Exhibit 99.1

Pagaya Technologies Ltd.
August 8, 2023
Dear Shareholder,
You are cordially invited to attend the 2023 Annual General Meeting of Shareholders (the “Annual Meeting”) of Pagaya Technologies Ltd. (“Pagaya” or the “Company”), to be held virtually and at Pagaya’s offices at Azrieli Sarona Building – 54th floor, 121 Derech Menachem Begin, Tel Aviv 6701203, Israel on September 13, 2023, at 4:00 p.m. Israel time (9:00 a.m. Eastern Time).
At the Annual Meeting, the Company’s shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Pagaya’s board of directors unanimously recommends that you vote “FOR” each proposal listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.
Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet in accordance with the instructions on your proxy card.
We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, all of which are available on our website at www.pagaya.com or on the SEC’s website at www.sec.gov.
We look forward to greeting as many of you as can attend the Annual Meeting.
Sincerely,

/s/ Avi Zeevi
Avi Zeevi Chairman of the Board of Directors

PAGAYA TECHNOLOGIES LTD.

Notice of Annual General Meeting of Shareholders
Azrieli Sarona Building – 54th floor, 121 Derech Menachem Begin, Tel Aviv 6701203, Israel
Tel: +972-3-715-0920

NOTICE IS HEREBY GIVEN that the 2023 Annual General Meeting (the “Annual Meeting”) of shareholders of Pagaya Technologies Ltd. (“Pagaya” or the “Company”) will be held on September 13, 2023, at 4:00 p.m. Israel time, at our offices at Azrieli Sarona Building – 54th floor, 121 Derech Menachem Begin, Tel Aviv 6701203, Israel and online at www.virtualshareholdermeeting.com/PGY2023.
The Annual Meeting is being called for the following purposes:
1.
To elect each of Harvey Golub, Mircea Ungureanu and Juan Pujadas as a Class I Director of the Board of Directors of the Company, to serve a three-year term, until the 2026 Annual Meeting of Shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999 (the “Israel Companies Law”)

2.	To approve the adoption of the Company’s 2023 Employee Stock Purchase Plan.
3.	To ratify a grant of options to the Company’s Chairman of the Board of Directors.
4.	To approve the calculation framework for the annual bonus for the Company’s Chief Executive Officer.
5.	To approve the calculation framework for the annual bonuses for the Company’s Chief Technology Officer and Chief Revenue Officer, who are also directors of the Company.
6.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, and until the next Annual Meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

The foregoing proposals are described in detail in the enclosed proxy statement (the “Proxy Statement”), which we urge you to read in its entirety.
Our Board of Directors unanimously recommends that you vote “FOR” each of the above proposals.
Only shareholders of record at the close of business on July 26, 2023 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.
The Proxy Statement, along with a proxy card enabling shareholders to indicate their vote on each matter presented at the Annual Meeting, is included with this Notice of Annual General Meeting of Shareholders (the “Notice”) and is being mailed on or about August 8, 2023 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website at www.pagaya.com and on the SEC’s website at www.sec.gov. Signed proxy cards must be received by our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, or at our registered office no later than 24 hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Pursuant to the Israel Companies Law and the applicable regulations promulgated thereunder, shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s General Counsel at Azrieli Sarona Building – 54th floor, 121 Derech Menachem Begin, Tel Aviv 6701203, Israel, or by email to PagayaProxies@pagaya.com, no later than September 3, 2023. Any position statement received will be published in a press release or a report of foreign private issuer on Form 6-K furnished to the SEC. Detailed proxy voting instructions are provided in the proxy statement as well as on the enclosed proxy card.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet in accordance with the instructions on your proxy card.
By Order of the Board of Directors,

/s/ Avi Zeevi
Avi Zeevi Chairman of the Board of Directors
Tel Aviv, Israel
August 8, 2023

PAGAYA TECHNOLOGIES LTD.
Azrieli Sarona Building – 54th floor, 121 Derech Menachem Begin, Tel Aviv 6701203, Israel
Tel: +972-9-972-3-715-0920
PROXY STATEMENT
2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
ABOUT THE ANNUAL MEETING
Q:	When and where is the 2023 Annual General Meeting of Shareholders being held?
A:
The 2023 Annual General Meeting (the “Annual Meeting”) will be held on September 13, 2023, at 4:00 p.m. Israel time (9:00 a.m. Eastern Time), at our offices at Azrieli Sarona Building – 54th floor, 121 Derech Menachem Begin, Tel Aviv 6701203, Israel and online at www.virtualshareholdermeeting.com/PGY2023.

Q:	Who can attend the Annual Meeting?
A:
Any shareholder may attend. Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:	Who is entitled to vote?
A:
Only holders of record of the Company’s Class A ordinary shares, no par value (“Class A ordinary shares”), or Class B ordinary shares, no par value (the “Class B ordinary shares” and, collectively with the Class A ordinary shares, the “ordinary shares”) at the close of business on July 26, 2023 (the “Record Date”) are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 33(d) of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.
As of the Record Date, there were 535,115,151 Class A ordinary shares and 147,934,392 Class B ordinary shares outstanding and entitled to vote at the Annual Meeting.
Q:	What am I voting on?
A.
This Proxy Statement describes the proposals on which we would like you, as a shareholder, to vote at the Annual Meeting. This Proxy Statement provides you with information on the proposals, as well as other information about the Company, so that you can make an informed decision as to whether and how to vote your shares.

At the Annual Meeting, shareholders will be asked to consider and vote on the following proposals:
1.
To elect each of Harvey Golub, Mircea Ungureanu, and Juan Pujadas as a Class I Director of the Board of Directors of the Company, to serve a three-year term, until the 2026 Annual Meeting of Shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999 (the “Israel Companies Law”)

2.	To approve the adoption of the Company’s 2023 Employee Stock Purchase Plan.
3.	To ratify a grant of options to the Company’s Chairman of the Board of Directors.
4.	To approve the calculation framework for the annual bonus for the Company’s Chief Executive Officer.
5.	To approve the calculation framework for the annual bonuses for the Company’s Chief Technology Officer and Chief Revenue Officer, who are also directors of the Company.
6.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, and until the next Annual Meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the audit committee (the “Audit Committee”), to fix the remuneration of said independent registered public accounting firm.

HOW TO VOTE YOUR SHARES
Q:	How do I vote?
A:
You may vote by mail. You can do this by completing your proxy card (if you are a shareholder of record) or your voting instruction card (if you are a “street name” beneficial owner) and returning it in the enclosed, prepaid, and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the board of directors of the Company (the “Board” or the “Board of Directors”).

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in “street name,” you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) in order to vote at the Annual Meeting.
“Street name” holders may be able to vote by phone or through an Internet website in accordance with instructions included on their proxy cards.
Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?
A:
Many Pagaya shareholders hold their shares through a bank, broker, or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held on record and shares owned in “street name.”

Shareholders of Record
If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Annual Meeting.
“Street Name” Beneficial Owners
If your shares are held through a bank, broker, or another nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker, or other nominee, which is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker, or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a “legal proxy” from the record holder (that is, your bank, broker, or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker, or nominee regarding how to vote your shares.
Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual Meeting agenda that may be considered routine is Proposal 6 relating to the reappointment of Pagaya’s independent registered public accounting firm for the fiscal year ending December 31, 2023. However, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israel Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker, or other nominee to instruct such bank, broker, or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.
Q:	Does Pagaya recommend I vote in advance of the Annual Meeting?
A:	Yes. Even if you plan to attend the Annual Meeting, Pagaya recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:	If I vote by proxy, can I change my vote or revoke my proxy?
A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:
•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;
•	granting a new proxy card bearing a later date; or
•	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you submit another vote at the Annual Meeting).
If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.
Q:	How are my votes cast when I submit a proxy vote?
A:
When you submit a proxy vote, you appoint Eric Watson, the Company’s Chief Legal Officer and Michael Kurlander, the Company’s Chief Financial Officer, as your representatives at the Annual Meeting. Your ordinary shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 4:00 p.m., Israel Time (9:00 a.m. Eastern Time), on September 12, 2023, 24 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, or which is presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.
Q:	What does it mean if I receive more than one proxy card?
A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.
ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING
Q:	What constitutes a quorum?
A:
To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, holding shares conferring in the aggregate at least twenty five percent (25%) of the voting power of the Company. In addition, a quorum shall also require the presence in person or by proxy of at least one shareholder holding Class B ordinary shares if such shares are outstanding.

Ordinary shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non-votes will be counted as present in determining if a quorum is present.
Q:	What happens if a quorum is not present?
A:
If a quorum is not present, the Annual Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairperson of the Annual Meeting may determine.

Q:	How will votes be counted?
A:
Each outstanding Class A ordinary share is entitled to one (1) vote. Each outstanding Class B ordinary share is entitled to ten (10) votes. The Company’s Articles of Association do not provide for cumulative voting.

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:	What vote is required to approve each proposal presented at the Annual Meeting?
A:
Each of Proposals 1.a., 1.b. and 1.c. (election of each of Harvey Golub, Mircea Ungureanu and Juan Pujadas as a Class I Director), Proposal 2 (approval of the 2023 Employee Stock Purchase Plan), Proposal 3 (ratification of option grant to our Chairman of the Board of Directors), Proposal 5 (approval of the targets for the bonuses of our Chief Technology Officer and our Chief Revenue Officer, who are also directors of the Company) and Proposal 6 (reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm) requires a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented for passage be voted “FOR” the adoption of the proposal.

Proposal 4 (approval of the targets for our Chief Executive Officer’s 2023 bonus) requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.
The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.
Under the Israel Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of such family members, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Israel Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.”
The Israel Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted.
If you are unable to make this confirmation, please contact the Company’s Legal Department for guidance at +972-3-715-0920; if you hold your shares in “street name,” you may also contact the representative managing your account, who could contact us on your behalf.
Q:	How will my shares be voted if I do not provide instructions on the proxy card?
A:
If you are the record holder of your shares and do not specify on your proxy card how you want to vote your shares, your shares will be voted in favor of the proposals in accordance with the recommendation of the Board:

1.
“FOR” the election of each of Harvey Golub, Mircea Ungureanu and Juan Pujadas as a Class I Director of the Board of Directors, to serve until the 2026 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

2.	“FOR” approval of the adoption of the Company’s 2023 Employee Stock Purchase Plan.
3.	“FOR” the ratification of a grant of options to the Company’s Chairperson of the Board of Directors.
4.	“FOR” the approval of the calculation framework for the annual bonus of the Company’s Chief Executive Officer.

5.	“FOR” the approval of the calculation framework for the annual bonuses for the Company’s Chief Technology Officer and Chief Revenue Officer who are also directors of the Company.
6.
“FOR” the approval of the reappointment Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the Audit Committee, to fix the remuneration of said independent registered public accounting firm.

7.	In accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting and any postponement(s) or adjournment(s) thereof.
If you are a beneficial owner of shares and do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Annual Meeting but may not be voted on any matter to be considered at the Annual Meeting. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the shareholder voting on these important matters.
HOW TO FIND VOTING RESULTS
Q:	Where do I find the voting results of the Annual Meeting?
A:
We plan to announce preliminary voting results at the Annual Meeting and to report the final voting results following the Annual Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES
Q:	Who will bear the costs of solicitation of proxies for the Annual Meeting?
A:
The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers, and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries, and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held on record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS
Copies of the proxy card, the notice of the Annual Meeting and this proxy statement are available at the “Investor Relations'' portion of our Company’s website, www.pagaya.com. The contents of that website are not a part of this proxy statement, and the inclusion of the website address in this proxy statement is an inactive textual reference only.
SHARES OUTSTANDING
As of the Record Date, the Company had 535,115,151 Class A ordinary shares and 174,934,392 Class B ordinary shares outstanding. Continental Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Major Shareholders
The following table sets forth information regarding the beneficial ownership of Pagaya’s voting securities as of July 26, 2023, by:
•	each person known by Pagaya to beneficially own more than 5% of the outstanding shares of Pagaya;
•	each of Pagaya’s current executive officers and directors; and
•	all of Pagaya’s current executive officers and directors as a group.
Unless otherwise indicated, Pagaya believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, a person is deemed to be a beneficial owner of a security if that person has sole or shared voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, Pagaya deems ordinary shares that a shareholder has the right to acquire, including the ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of July 26, 2023, if any, to be outstanding and to be beneficially owned by the person with such right to acquire additional ordinary shares for the purposes of computing the percentage ownership of that person (including in the total when calculating the applicable beneficial owner’s percentage of ownership), but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise stated, the address of each named executive officer and director is c/o Pagaya Technologies Ltd., Azrieli Sarona Building – 54th floor, 121 Derech Menachem Begin, Tel Aviv 6701203, Israel.
The calculation of the percentage of beneficial ownership is based on 535,115,151 outstanding Class A ordinary shares, and 174,934,392 outstanding Class B ordinary shares, as of July 26, 2023.
	Ordinary Shares
Name and Address of Beneficial Owner	Class A Ordinary Shares	Class A %	Class B Ordinary Shares	Class B %	% of Total Voting Power
Five Percent Holders:
Viola Ventures IV Entities(1)	98,109,329	18.3%	—	—%	4.3%
Oak HC/FT Management Company LLC(2)	126,490,534	21.3%	—	—%	5.4%
Saro, L.P.(4)	50,587,848	9.5%	—	—%	2.2%
Clal Insurance Enterprises Holdings(5)	44,446,083	8.3%	—	—%	2.0%
GIC Private Limited(6)	42,867,434	8.0%	—	—%	1.9%
Gal Krubiner(7)	5,873,719	1.1%	126,673,603	51.4%	42.4%
Yahav Yulzari(8)	5,876,394	1.1%	126,673,603	51.4%	42.4%
Avital Pardo(9)	7,877,360	1.5%	169,358,628	60.6%	51.1%
Directors, Director Nominees and Executive Officers:
Gal Krubiner(7)	5,873,719	1.1%	126,673,603	51.4%	42.4%
Yahav Yulzari(8)	5,876,394	1.1%	126,673,603	51.4%	42.4%
Avital Pardo(9)	7,877,360	1.5%	169,358,628	60.6%	51.1%
Harvey Golub(10)	2,808,264	*	—	—%	*
Daniel Petrozzo(11)	2,517,875	*	—	—%	*
Avi Zeevi**(12)	1,696,469	*	—	—%	*
Mircea Vladimir Ungureanu	—	—%	—	—%	—%
Amy Hald(13)	106,275	*	—	—%	*
Kevin Stein(14)	148,655	*	—	—%	*
Michael Kurlander(15)	1,235,588	*	—	—%	*
Eric Watson	—	—%	—	—%	—%
Juan Pujadas	—	—%	—	—%	—%
All Directors and Executive Officers of Pagaya as a Group (11 persons)	28,140,599	5.2%	422,705,834	100.0%	89.4%
*	Less than one percent.
**	Subject to finalization of grant

(1)
Represents 42,870,652 Class A ordinary shares held by Viola Ventures IV (A), L.P., 44,791,537 Class A ordinary shares held by Viola Ventures IV (B), L.P., 660,723 Class A ordinary shares held by Viola Ventures IV CEO Program, L.P., 2,467,999 Class A ordinary shares held by Viola Ventures Principals Fund, L.P. and 7,318,418 Class A ordinary shares held by Viola IV P, L.P. (collectively, the “Viola Ventures IV Entities”). Viola Ventures 4 Ltd. (“GP”), a Cayman Island limited liability company, serves as the sole general partner of Viola Ventures 4, L.P., a Cayman Island exempted limited partnership, which serves as the sole general partner of each of the Viola Ventures IV Entities. Shlomo Dovrat, Harel Beit-On and Avi Zeevi are directors of, and collectively indirectly hold a majority of the outstanding equity interests of, an entity that serves as the sole shareholder and sole director of the GP, and, in such capacity, share the voting power and dispositive power on behalf of the Viola Ventures IV Entities with respect to these shares. The address for the Viola Ventures IV Entities, the GP and the foregoing individuals is c/o Viola Ventures, 12 Abba Eban Avenue Ackerstein Towers Bldg. D Herzliya 4672530 Israel.

(2)
Represents 66,490,534 Class A ordinary shares and 60,000,000 Class A preferred shares held collectively by Oak HC/FT Partners II, L.P., Oak HC/FT Associates II, LLC, Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P. Investment and voting power of the shares is exercised by Ann Lamont, Andrew Adams and Patricia Kemp. The business address of Oak HC/FT is 2200 Atlantic Street, Suite 300, Stamford, Connecticut, 06902, USA.

(3)	(Intentionally left blank)
(4)
Represents 50,587,848 Class A ordinary shares. Investment and voting power of the shares is exercised by Simon Glick and Sam Levinson. The business address of Saro LP is 80 Park Plaza, Suite 21A, Newark, New Jersey, 07102-4109, USA.

(5)
The beneficially owned shares represent 44,446,083 Class A ordinary shares held by entities/or persons affiliated with Clal Insurance Enterprises Holdings Ltd. Clal Insurance Enterprises Holdings Ltd. is governed by its board of directors, and the directors on the board are Haim Samet, Yoram Naveh, Yair Bar-Touv, Sami Moalem, Shmuel Schwartz, Varda Alshech, Hana Mazal Margaliot, Ronny Maliniak and Maya Liquornik. The business address of Clal Insurance Enterprises Holdings Ltd. is 36 Raoul Wallenberg Street, Tel Aviv 6136902, Israel.

(6)
The beneficially owned shares represent 42,867,434 Class A ordinary shares held by entities and/or persons affiliated with GIC Private Limited. The business address of GIC Private Limited is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(7)
Represents (i) 22,370,221 Class B Ordinary Shares, (ii) 5,873,719 Class A ordinary shares, (iii) 32,699,871 Class B Ordinary Shares held in trust for Gal Krubiner by Hamilton Trust Company of South Dakota LLC, as Trustee of the Azure Sea Trust (in trust for Gal Krubiner), (iv) 59,742,428 vested options or options that will vest within 60 days of July 26, 2023 to acquire Class B Ordinary Shares and (v) 10,987,063 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares. Such performance-based options are not subject to any continued employment vesting condition.

(8)
Represents (i) 55,070,092 Class B Ordinary Shares, (ii) 5,876,394 Class A ordinary shares, (iii) 59,742,428 vested options or options that will vest within 60 days of July 26, 2023 to acquire Class B Ordinary Shares and (iv) 10,987,063 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares. Such performance-based options are not subject to any continued employment vesting condition.

(9)
Represents (i) 64,794,208 Class B Ordinary Shares, (ii) 7,877,360 Class A ordinary shares, (iii) 87,209,852 vested options or options that will vest within 60 days of July 26, 2023 to acquire Class B Ordinary Shares and (iv) 16,480,548 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares. Such performance-based options are not subject to any continued employment vesting condition.

(10)	Represents (i) 2,468,964 vested options to acquire Class A ordinary shares and (ii) 339,300 options subject to performance-based vesting that may be exercised into restricted Class A ordinary shares.
(11)
Represents (i) 821,406 Class A ordinary shares, (ii) 1,413,724 vested options to acquire Class A ordinary shares and (iii) 282,745 options subject to performance-based vesting that may be exercised into restricted Class A ordinary shares. The address of Mr. Petrozzo is 35 Barron Hill Road, Easton, Pennsylvania, 18042, USA.

(12)	Represents (i) 1,413,724 vested options to acquire Class A ordinary shares and (ii) 282,745 options subject to performance-based vesting that may be exercised into restricted Class A ordinary shares.
(13)	Represents 106,275 vested options or options that will vest within 60 days of July 26, 2023 to acquire Class A ordinary shares.
(14)	Represents (i) 118,655 Class A ordinary shares and (ii) 30,000 vested RSUs or RSUs that will vest within 60 days of July 26, 2023 into Class A ordinary shares.
(15)
Represents (i) 100,000 Class A ordinary shares, (ii) 795,354 vested options or options that will vest within 60 days of July 26, 2023 to acquire Class A ordinary shares and (iii) 340,234 options subject to performance-based vesting that may be exercised into restricted Class A ordinary shares. Such performance-based options are subject to continued employment condition.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
For information concerning the total compensation earned during 2022 by our five most highly-compensated office holders (as defined in the Israel Companies Law), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation of Officers and Directors” of our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 20, 2023 (the “2022 Annual Report”), a copy of which is available on our website at www.pagaya.com or on the SEC’s website at www.sec.gov. Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.

MATTERS SUBMITTED TO SHAREHOLDERS
PROPOSAL 1

ELECTION OF CLASS I DIRECTORS
Our Board currently consists of nine directors. Our Articles of Association provide that our Board may consist of not less than three and up to ten directors.
Under our Articles of Association, our directors (other than our external directors, if any, as discussed below) are divided into three classes, as nearly equal in number as possible. At each annual general meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or reelection, such that each year the term of office of one class of directors expires.
Each director serves through the term of his or her class, except in the event of his or her earlier death, resignation, removal or termination otherwise. The term of each of our Class I directors, Harvey Golub, Mircea Ungureanu and Kevin Stein, expires at the Annual Meeting. Mr. Kevin Stein has chosen not to stand for re-election to the Board upon the expiration of his term at the Annual Meeting. Our Class II directors, Avi Zeevi, Amy Hald and Dan Petrozzo, are serving terms that expire at the 2024 annual general meeting of shareholders, and our Class III directors, Gal Krubiner, Avital Pardo and Yahav Yulzari, are serving terms that expire at the 2025 annual general meeting of shareholders.
Except as indicated herein, there are no arrangements or understandings between any director for directorship and any other person pursuant to which such director was selected as director.
Upon recommendation of our Nominating and Corporate Governance Committee, our Board nominated each of Harvey Golub, Mircea Ungureanu and Juan Pujadas for election at the Annual Meeting as a Class I Director to serve until the 2026 annual general meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Amended Articles of Association or the Israel Companies Law. Each director nominee has consented to being named in this Proxy Statement and to serve if elected and has advised us that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.
Harvey Golub, Mircea Ungureanu and Juan Pujadas each qualify as an independent director under the Nasdaq listing standards. In accordance with the Israel Companies Law, each of Harvey Golub, Mircea Ungureanu and Juan Pujadas has certified to us that he meets all the requirements of the Israel Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of Pagaya, taking into account the size and special needs of Pagaya. Harvey Golub and Mircea Ungureanu are currently members of the Audit Committee and each satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, Harvey Golub is a member of the Nominating and Corporate Governance Committee of the Board, and both Harvey Golub and Mircea Ungureanu are members of the Risk Committee of the Board. If elected, Juan Pujadas will serve as a member of the Audit and Risk Committees of the Board and satisfies the additional independence requirements applicable to those Committees]
Biographical information concerning each of our Class I director nominees is provided below.
Nominees for Election to the Board as a Class I Director
Harvey Golub, 83, has served as a director of Pagaya since 2018. Mr. Golub currently serves as the chairman of Dynasty Financial Partners and Marblegate Acquisition Corp, and as a member of the advisory board of Marblegate Asset Management LLC. He is also on the boards of the American Enterprise Institute and the Manhattan Institute for Policy Research, as well as the board of trustees of Jupiter Medical Center and the investment committee of the Maltz Jupiter Theater. Mr. Golub has over 35 years of experience guiding companies’ organizational visions and strategies. He has held management and c-suite roles at American Express and IDS Financial Services and was a director at McKinsey & Co. He has also served on the boards of American International Group, Campbell Soup Company, the Reader’s Digest Association, Dow Jones & Company, Hess Corporation, RHJ International and several private companies. Mr. Golub received his B.S. from the New York University.

Mircea Ungureanu, 45, has served as a director of the Company since 2020. He currently serves as Deputy Head of the Structured Products Group for GIC Private Limited (“GIC”), the sovereign wealth fund of the country of Singapore, which he joined in 2008. Mr. Ungureanu has over 20 years of experience in the finance and accounting fields. Prior to joining GIC, he was a senior portfolio and trading analyst at GMAC-RFC ResCap from 2002 to 2007. Mr. Ungureanu was also a senior auditor and assurance advisor at Ernst & Young from 1999 to 2002. Mr. Ungureanu received his B.S. in Statistics and B.B.A. in Finance from the University of Minnesota Duluth and his M.S.A. in Accountancy from the University of Notre Dame.
Juan Pujadas, 62, has not previously served as a director of Pagaya. He currently serves as an advisor to the Chief Executive Officer at Cherre (since 2021), a member of the board at DAI Global Advisory Firm (since 2022), a member of the board at Blumberg Capital (since 2020), an advisor to CLX Health and SiRIUSIQ (since 2020), and a member of the Advisory Council of IESE in Barcelona (since 2010). Mr. Pujadas advises companies in artificial intelligence, finance, risk management, professional services marketplaces and healthcare. Mr. Pujadas previously served as the Vice Chairman of PriceWaterhouseCoopers, LLP (“PwC”) International (from 2008 to 2017) and served as the Chief Executive of the Global Advisory Services for PwC (from 2009 to 2017). Prior to PwC, Mr. Pujadas was the Chief Risk Officer of the International Division of Investment at Santander Group (from 1994 to 1998), and a member of the board of directors at Wells Fargo & Company and Wells Fargo Bank, N.A (from 2017 to 2023), and was the former director of UST Global, Inc. (from 2017 to 2022). Mr. Pujadas is a graduate of the Jerome Fisher Program in Management and Technology of the University of Pennsylvania, where he earned a Bachelor of Science in Economics (Finance) from the Wharton School and a Bachelor of Applied Science (Computer Science) from the School of Engineering and Applied Science.
Proposed Resolutions
You are requested to adopt the following resolutions:
“1.a. RESOLVED, that Harvey Golub be elected as a Class I director, to serve until the 2026 annual general meeting of shareholders, and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999;
“1.b. RESOLVED, that Mircea Ungureanu be elected as a Class I director, to serve until the 2026 annual general meeting of shareholders, and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999; and
“1.c. RESOLVED, that Juan Pujadas be elected as a Class I director, to serve until the 2026 annual general meeting of shareholders, and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999.”
Vote Required
The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt each of the foregoing resolutions.
Board Recommendation
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF EACH OF THE FOREGOING RESOLUTIONS.
Continuing Directors
Class II Director Whose Term Continues Until the 2024 Annual General Meeting of Shareholders
Avi Zeevi, 71, has served as a director of Pagaya since 2016. Mr. Zeevi has also served as chairman of the board of directors of Payoneer since 2008 (NASDAQ: PAYO). Mr. Zeevi is a FinTech entrepreneur and investor. He is a co-founder of the Viola group—a private equity investment group with over $4.5 billion of assets under management, and co-founder and general partner of Viola Ventures, a venture capital firm. Mr. Zeevi is also a cofounder and the chairman of the investment committee of Viola FinTech. Mr. Zeevi has more than 40 years of experience as an entrepreneur, executive and investor. Mr. Zeevi has experience in the global financial industry through his involvement in several fintech companies including: MINT Systems, Decalog and Actimize, where he served as an active chairman from 2001 until it was sold to NICE Systems (NASDAQ: NICE). Mr. Zeevi also serves as a director for Personetics Technologies Ltd., Ever Compliant Ltd., Spott Incredibles Technologies Ltd., Shift Time Inc., Duetti Inc., and Bounce Technologies Ltd. He also serves as a director in companies/entities within Viola group and entities affiliated with Viola group. Furthermore, Mr. Zeevi is also the Chairman of the investment committee of Israel Legacy Partners, a private equity fund focused on long-term investments in family companies. Mr. Zeevi is a board member at The Center for Educational Technology (CET) which is dedicated to the advancement of the education system in Israel, in the Jewish world and around the globe, and a board member at Bat Sheva Dance Company. He is also a member of the Board of Governors of the Technion, the Israel Institute of Technology. Mr. Zeevi received his B.Sc in Industrial Engineering from Technion, Israel Institute of Technology.
Amy Hald, 59, has served as a director of the Company since 2021. She is co-founder of Medallia, the leader in customer experience management software. She served as a director of MDLA until it was taken private in November 2021. She is also a director of OpenGov, the leader in cloud-based software for state and local governments. Before starting Medallia, Ms. Pressman worked as a business strategy consultant for Boston Consulting Group. She has also worked as an independent consultant for technology-based companies in Silicon Valley, a legislative aide on Capitol Hill, and a Peace Corps Volunteer. Ms. Pressman received her BA from Harvard University and her MBA from Stanford Graduate School of Business.
Dan Petrozzo, 58, has served as a director of the Company since 2018. Mr. Petrozzo is also a Venture Partner at Oak HC/FT where he focuses on growth equity and early-stage venture opportunities in Fintech. He currently serves on the boards of Ethic, Ocrolus, Devron, EasySend, IMMO, Sure and Panorays. Mr. Petrozzo co-founded Verilume, a cloud computing company, which was sold to Intralinks in 2016. Mr. Petrozzo is a former partner at Goldman Sachs where he served as Global Head of Technology for Investments Management. He was also Chief Information Officer at Fidelity Investments and Co-Chief Information Officer at Morgan Stanley. Previously, he was on the founding team at StorageApps, which was sold to Hewlett Packard. Mr. Petrozzo received his B.A. from Moravian College and his J.D. from Seton Hall University Law School.
Class III Directors Whose Terms Continue Until the 2025 Annual General Meeting of Shareholders
Gal Krubiner, 34, has served as the Chief Executive Officer and a director since co-founding the Company in 2016. Mr. Krubiner brings extensive experience to the investments and wealth management industry with a specialization in innovative and sophisticated credit structured products. Prior to co-founding Pagaya, Mr. Krubiner focused on structuring and distributing sophisticated credit and asset-backed securities products with UBS AG from 2012 to 2016, as well as holding other positions specializing in investment, entrepreneurism, and financial markets. Mr. Krubiner earned a B.A. in Applied Science, Economics & Statistics from Tel-Aviv University.
Avital Pardo, 37, has served as Chief Technology Officer and a director of the Company since co-founding the Company in 2016. Mr. Pardo was instrumental in designing the Company’s AI-based credit model and system. Prior to joining the Company, Mr. Pardo was one of the first employees at Fundbox and focused on the Algorithms from 2014 to 2015. Mr. Pardo earned a B.A. in Mathematics and Physics and a Master of Science, Mathematics from Hebrew University.
Yahav Yulzari, 37, has served as Chief Revenue Officer and a director of the Company since co-founding the Company in 2016. Mr. Yulzari oversees the Company’s growth and global commercial activities. He is a former real estate entrepreneur. Prior to his entrepreneurship endeavors, Mr. Yulzari was a professional goalkeeper in the Israeli football league and he was on the national under 21 team.

CORPORATE GOVERNANCE
External Directors
Under the Israel Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Israel Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder” may, subject to certain conditions, “opt out” from the Israel Companies Law requirements to appoint external directors and related Israel Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from the Israel Companies Law requirement to appoint external directors and related Israel Companies Law rules concerning the composition of the audit committee and compensation committee of our Board.
Director Independence
Our Board of Directors has determined that each of Avi Zeevi, Mircea Ungureanu, Harvey Golub, Dan Petrozzo, Amy Pressman and Juan Pujadas is an “independent director” under the Nasdaq rules.
Our Board of Directors has further determined that each Director who is expected to serve as a member of the Audit Committee following the Annual Meeting, subject to shareholder approval (Avi Zeevi, Harvey Golub Dan Petrozzo and Juan Pujadas), is “independent” for purposes of Rule 10A-3(b)(1) under the Exchange Act and that each member of the compensation committee of our Board of Directors (Amy Hald, Harvey Golub and Avi Zeevi) satisfies the additional independence requirements applicable to compensation committees under the Nasdaq rules. All members of our Audit Committee also are financially sophisticated as required by the Nasdaq’s listing rules, and our Board of Directors has determined that Avi Zeevi qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the rules.
We currently follow the corporate governance requirements of Nasdaq with respect to having a majority of our board of directors consist of independent directors. Under the Nasdaq rules, a foreign private issuer may follow its home country practice in lieu of certain of Nasdaq corporate governance requirements, including the requirement to have a majority of its board consist of independent directors. The Israel Companies Law does not require that a majority of our Board consist of independent directors.

PROPOSAL 2

APPROVAL OF THE PAGAYA TECHNOLOGIES LTD.
2023 EMPLOYEE STOCK PURCHASE PLAN
Background
At the Annual Meeting, you will be asked to approve the adoption of our 2023 Employee Stock Purchase Plan (the “ESPP”). On February 9, 2023, following the approval of the Compensation Committee of our Board (the “Compensation Committee”), the Board authorized the adoption of the ESPP, subject to shareholder approval. The ESPP will become effective upon management’s implementation of the ESPP following shareholder approval at the Annual Meeting. The Company is seeking shareholder approval of the ESPP so that it may qualify as an “employee stock purchase plan” under Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). In the event that the Company’s shareholders do not approve the ESPP, the ESPP will not become effective and no offerings under the ESPP will commence.
Purpose
The purpose of the ESPP is to enable eligible employees of the Company and certain of its designated subsidiaries to use payroll deductions to purchase the Company’s Class A ordinary shares and thereby acquire an ownership interest in the Company. Our Compensation Committee and Board believe that incentivizing employees to acquire an ownership interest in our Class A ordinary shares, or increase an existing ownership interest, will aid in our ability to recruit, hire and retain the individuals required to successfully execute our business plan and achieve strong performance in the future. Encouraging employee ownership of our Class A ordinary shares provides an incentive for continued employment and helps align the interests of our employees with those of our shareholders.
The ESPP will be comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Internal Revenue Code (the “423 Component”), and (2) the component not intended to be tax qualified under Section 423 of the Internal Revenue Code, to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non-U.S. law and other considerations (the “Non-423 Component”).
The maximum aggregate number of Class A ordinary shares that may be purchased initially under the ESPP will not exceed 10,702,303 Class A ordinary shares (which is 2% of the outstanding 535,115,151 Class A ordinary shares) (the “ESPP Share Pool”), subject to adjustment as provided for in the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2024 and ending on and including January 1, 2033, the ESPP Share Pool shall be increased by that number of ordinary shares equal to the lesser of (a) 1% of the total number of ordinary shares outstanding on December 31st of the preceding calendar year, and (b) 21,404,606 Class A ordinary shares (the “Annual Increase”). Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase to the ESPP Share Pool for such calendar year or that the increase to the ESPP Share Pool for such calendar year will be a lesser number of Class A ordinary shares than would otherwise occur pursuant to the preceding sentence. Up to the entire ESPP Share Pool may be used to satisfy purchases of Class A ordinary shares under the 423 Component and any remaining portion of the ESPP Share Pool may be used to satisfy purchases of Class A ordinary shares under the Non-423 Component.
The ESPP Share Pool represents approximately 1% of our fully diluted share capital as of July 26, 2023. In establishing the ESPP Share Pool, our Board considered the potential dilutive impact to shareholders, the projected participation rate over a ten-year term and equity plan guidelines established by certain proxy advisory firms. For information about options and restricted share units outstanding under our existing equity plans and the number of shares available for issuance under these plans, each as of December 31, 2022, please see “Part I, Item 6.B Share Option Plans” of the 2022 Annual Report.
The full text of the ESPP is set forth in Appendix A. The following description of certain features of the ESPP is qualified in its entirety by reference to the full text of the ESPP.
Summary of the ESPP
Administration. The ESPP shall be administered by the Board, which, in accordance with the terms of the ESPP, has been delegated to our Compensation Committee. The Compensation Committee will have the authority to interpret and determine eligibility under the plan, prescribe forms, rules and procedures relating to the plan, and otherwise do all things necessary or appropriate to carry out the purposes of the plan.

Shares Subject to the ESPP. As noted above, the ESPP Share Pool will initially consist of 2% of outstanding Class A ordinary shares, subject to the Annual Increase and adjustments as provided for in the ESPP. Class A ordinary shares delivered upon exercise of purchase rights under the ESPP may be authorized but unissued or reacquired Class A ordinary shares, including shares repurchased by the Company on the open market. In the event of certain changes in our outstanding Class A ordinary shares, including changes by reason of a share dividend, share split, reverse share split, recapitalization, merger, consolidation, reorganization, or other capital change, the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares granted or purchasable during an offering period, and the purchase price per share under an outstanding purchase right shall be equitably adjusted as determined appropriate by the Compensation Committee.
If any purchase right granted under the ESPP terminates without having been exercised in full, the Class A ordinary shares not purchased under such purchase right will again become available for issuance under the ESPP.
Eligibility. Participation in the 423 Component may be limited in the terms of any offering to employees of the Company and any of its designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year, and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Internal Revenue Code) of the Company that has been designated by our Board or the Compensation Committee as eligible to participate in the ESPP (and if an entity does not so qualify within the meaning of Section 424(f) of the Internal Revenue Code, it shall automatically be deemed to be a designated subsidiary in the Non-423 Component). In addition, with respect to the Non-423 Component, designated subsidiaries may include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the Compensation Committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the United States, as the Compensation Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Internal Revenue Code, with respect to the 423 Component, such special terms may not be more favorable than the terms of rights granted under the 423 Component to eligible employees who are residents of the United States.
General Terms of Participation.
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Offering Periods. The ESPP allows eligible employees to purchase Class A ordinary shares during certain offering periods, which may extend to up to 27 months. Each offering period may be comprised of multiple purchase periods, all as may be determined by the Compensation Committee. The terms and conditions applicable to each offering period shall be set forth in an “Offering Document” approved by the Board, containing such terms and conditions as the Compensation Committee deems appropriate. The provisions of separate offerings or offering periods under the ESPP need not be identical.

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Method of Participation. Class A ordinary shares will be purchased under the ESPP on the last day of each purchase period, each a purchase date, using accumulated payroll deductions, unless the Compensation Committee provides otherwise with respect to the employees of a designated subsidiary in a manner consistent with Section 423 of the Internal Revenue Code. In order to participate in the ESPP, an eligible employee must complete and submit to the administrator of the ESPP a payroll deduction and participant authorization form in accordance with procedures and prior to the deadlines prescribed by the administrator of the ESPP. Participation will be effective as of the first day of an offering period.

Participants may elect payroll deductions within an offering period either with a percentage of earnings (as such concept is defined in the Offering Document) or with a maximum dollar amount, but in either case as so specified by the Board in the Offering Document. A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period. However, the compensation committee may limit the number of changes a participant may make to his or her payroll deduction elections during each offering period (and in the absence of any specific designation by the compensation committee, a participant shall be allowed to decrease (but not increase) his or her payroll deduction elections one time during each offering period). A participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the ESPP at any time by giving written notice to the Company in such form and timing acceptable to the Company. Upon withdrawal, any amount withheld from a participant’s compensation will be returned to the participant, without interest, as soon as administratively practicable.
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Grant and Exercise of Purchase Rights. On the first day of each offering period, each participant automatically will be granted a right to purchase Class A ordinary shares on the last day of each purchase period, subject to the limitations set forth in the ESPP. On the last day of each purchase period, the payroll deductions accumulated by each participant during such purchase period will be applied automatically to the purchase of Class A ordinary shares at the purchase price in effect for that purchase period. In connection with each Offering made under the plan, the Board may specify (i) a maximum number of Class A ordinary shares that may be purchased by any participant on any purchase date during such Offering, (ii) a maximum aggregate number of Class A ordinary shares that may be purchased by all participants pursuant to such offering, or (iii) a maximum aggregate number of Class A ordinary shares that may be purchased by all participants on any purchase date under the offering. In no event will a participant be granted a purchase right under the 423 Component that would permit the participant’s right to purchase Class A ordinary shares to accrue at a rate that exceeds $25,000 in fair market value for each calendar year, determined in accordance with Section 423 of the Internal Revenue Code.

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Purchase Price. The purchase price per share of our Class A ordinary shares applicable to purchases during each purchase period under the ESPP will be eighty-five percent (85%) (or such greater percentage as the Board may designate) of the lower of (i) the fair market value per share of our Class A ordinary shares on the first day of the offering period or (ii) the fair market value per share of our Class A ordinary shares on the last date of the purchase period.

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Termination of Purchase Rights. Upon the termination of a participant’s employment with the Company or a designated subsidiary, or in the event the participant otherwise ceases to qualify as an eligible employee, any purchase right then held by the participant will be canceled. Payroll deductions accumulated by the participant during the offering period in which such purchase right terminates will be returned to the participant (or his or her designated beneficiary or legal representative), without interest, as soon as practicable thereafter, and the participant will have no further rights under the ESPP.

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Shareholder Rights. No participant will have any shareholder rights with respect to the Class A ordinary shares covered by his or her purchase right until the shares are actually purchased on the participant’s behalf. No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

Transferability. Purchase rights granted to participants under the ESPP are not assignable or transferable, other than by will, or the applicable laws of descent and distribution, and may be exercised only by the participant during his or her lifetime.
Amendment and Termination of the ESPP. Our Board has the right to amend the ESPP to any extent and in any manner, it may deem advisable, provided approval of the Company’s shareholders shall be required for any amendment of the ESPP for which shareholder approval is required by applicable law.
Our Board also has the right at any time to terminate the ESPP. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the ESPP will not be materially impaired by any such amendment, suspension or termination, except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Internal Revenue Code and the regulations and other interpretive guidance issued thereunder relating to employee stock purchase plans), including any such regulations or other guidance that may be issued or amended after the date the ESPP is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment.
Sub-Plans. The Board may adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the ESPP by eligible employees who are non-U.S. nationals or employed or located outside the United States.

Effective Date and Term. If the ESPP is approved by shareholders at the Annual Meeting, the ESPP will become effective on the date of the Annual Meeting. No purchase rights will be granted under the ESPP after the earlier to occur of the date on which all shares available for issuance under the ESPP have been issued or the termination of the ESPP by the Company.
Corporate Transactions. In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the consolidated assets of the Company and its subsidiaries, or a sale or other disposition of more than 50% of the outstanding securities of the Company, then (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding purchase rights or may substitute similar rights (including a right to acquire the same consideration paid to the shareholders in the corporate transaction) for outstanding purchase rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such purchase rights or does not substitute similar rights for such purchase rights, then the participants’ accumulated contributions will be used to purchase Class A ordinary shares (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the corporate transaction under the outstanding purchase rights, and the purchase rights will terminate immediately after such purchase.
New Plan Benefits. Benefits and purchases of ordinary shares under the ESPP depend on elections made by employees and the fair market value of our ordinary shares on dates in the future. As a result, it is not possible to determine the benefits that will be received by executive officers and other employees in the future under the ESPP. As described above, no employee may purchase shares under the 423 Component at a rate that exceeds $25,000 in fair market value in any calendar year.
Summary of U.S. Federal Income Tax Consequences Relating to the ESPP
The following is a summary of certain material U.S. federal income tax consequences associated with the grant and exercise of purchase rights under the ESPP under current federal tax laws and certain other tax considerations associated with purchase rights under the ESPP. The summary does not address tax rates or non-U.S., State, or local tax consequences, nor does it address employment tax or other federal tax consequences except as noted.
The 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. In general, an employee will not recognize U.S. taxable income until the sale or other disposition of the Class A ordinary shares purchased under the 423 Component (the “ESPP Shares”). Upon such sale or disposition, the employee will generally be subject to tax in an amount that depends on the employee’s holding period with respect to the ESPP Shares.
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If the ESPP Shares are sold or disposed of more than one year from the date of purchase and more than two years after the first day of the offering period in which they were purchased, or upon the employee’s death while owning the ESPP Shares, the employee will recognize ordinary income in an amount generally equal to the lesser of: (i) an amount equal to 15% of the fair market value of the ESPP Shares on the first day of the offering period (or such other percentage equal to the applicable purchase price discount), and (ii) the excess of the sale price of the ESPP Shares over the purchase price. Any additional gain will be treated as long-term capital gain. If the ESPP Shares held for the periods described above are sold and the sale price is less than the purchase price, then the employee will recognize a long-term capital loss in an amount equal to the excess of the purchase price over the sale price of the ESPP Shares.

•
If the ESPP Shares are sold or otherwise disposed of before the expiration of the holding periods described above, other than following the employee’s death while owning the ESPP Shares, which we refer to as a “disqualifying disposition,” the employee generally will recognize as ordinary income an amount equal to the excess of the fair market value of the ESPP Shares on the date the ESPP Shares were purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the employee’s holding period with respect to the ESPP Shares.

We are generally entitled to a tax deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by an employee as a result of that disposition. In all other cases, we are not allowed a deduction.

Proposed Resolution
You are requested to adopt the following resolution:
“2. RESOLVED, to approve the adoption of the Company’s 2023 Employee Stock Purchase Plan in the form attached as Appendix A, as set forth in Proposal No. 2 of the proxy statement dated August 8, 2023.
Vote Required
The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.
Board Recommendation
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 3

RATIFICATION OF A GRANT OF OPTIONS TO OUR CHAIRMAN OF THE BOARD OF DIRECTORS
Background
On January 15, 2022, our Compensation Committee and Board approved the grant of 504,512 options to A. Zeevi Management Services Ltd., a company that is 99% owned by Mr. Avi Zeevi, our Chairperson of the Board of Directors. The exercise price of each option is $1.5789, as adjusted for the recapitalization that occurred in the business combination transaction pursuant to which we became a public company in June 2022. The vesting commencement date is March 31, 2022, and the options expire ten (10) years following the date of grant, or such shorter time as may be required by applicable law. The options are subject to both time-based vesting and valuation-based vesting. The recipient may exercise an option once the time-based vesting condition has been satisfied with respect to the option, provided that any shares delivered in connection with the exercise shall continue to be subject to the valuation-based vesting conditions until such conditions are satisfied.
Under the Israel Companies Law, the compensation of directors requires the recommendation of the Compensation Committee, and the approval of the Board of Directors and shareholders, in that order. Our Board of Directors has approved the grant of 504,512 options to A. Zeevi Management Services Ltd., a company that is 99% owned by Mr. Avi Zeevi, our Chairperson of the Board of Directors.
Option Terms
The time-based vesting condition shall be satisfied over a period of four (4) years commencing as of March 31, 2022, such that 25% of the options shall vest and become exercisable on March 31, 2023, 25% shall vest and become exercisable on March 31, 2024, 25% shall vest and become exercisable on March 31, 2025 and the remaining 25% shall vest and become exercisable on March 31, 2026 (rounded to the nearest number at each vesting date).
The valuation-based vesting may be satisfied at any date on or after June 22, 2022, based on the “Total Value” of the Company on such date, which shall be determined based on the average trading price of a share of the Company over a period of sixty (60) days. Any options or shares received in connection with the exercise of an option that have not satisfied the valuation-based vesting condition on or prior to the tenth anniversary of the date of grant (or such shorter period required by applicable law or for tax efficiency purposes) shall expire or be forfeited without consideration, as applicable. The Performance Percentage shall be determined in accordance with the table below based on the Total Value of the Company. If the Company’s value is between the percentages listed on the table below, the lower Performance Percentage shall be used as listed on the table below. Upon achievement of a Performance Percentage that is lower than the maximum Performance Percentage, any unvested options or shares will remain outstanding and eligible to vest based on future increases in the Total Value of the Company until the expiration date.
Performance Level	Total Value of the Company	Performance Percentage
Maximum	$15 billion or higher	100.00%
	$12.5 billion	83.33%
	$10 billion	66.67%
Target	$7.5 billion	50.00%
	$5 billion	33.33%
Threshold	$3 billion	16.67%
< Threshold	Less than $3 billion	0.00%
The recipient may exercise any unvested option prior to the applicable vesting date, and will receive shares that will be restricted until the applicable vesting date. The restricted shares will vest on the applicable vesting date only to the extent that the corresponding unvested option that was exercised for such restricted shares would have become vested. If Mr. Zeevi’s service is terminated for any reason prior to the expiration date, any restricted shares that have not yet vested shall be subject to repurchase by the Company. Restricted shares may not be transferred for any reason prior to becoming vested. The option award contains other customary conditions, including provisions relating to termination and restrictions on transferability.

Proposed Resolution
You are requested to adopt the following resolution:
“3. RESOLVED, to ratify the grant of options, as set forth in Proposal No. 3 of the proxy statement dated August 8, 2023.
Vote Required
The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.
Board Recommendation
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 4

APPROVAL OF THE TARGETS FOR
OUR CHIEF EXECUTIVE OFFICER’S 2023 BONUS
Background
At the 2022 annual general meeting held on June 16, 2022, shareholders approved the following components of compensation for Gal Krubiner, the Company’s Chief Executive Officer:
•
Annual base salary for 2022 of $1,000,000, to be adjusted by 10% annually for 5 years (so that the salary for 2023 would have reflected an increase to $1,100,000, but for the waiver by Mr. Krubiner discussed below). Mr. Krubiner also serves as a member of our Board and is not entitled to any director’s fee.

•	Target cash bonus range of between 100% and 300% of annual base salary based on the framework approved last year.
•	Reimbursement for reasonable expenses in accordance with the Company’s Compensation Policy and Mr. Krubiner’s employment agreement.
In considering the proposal for Mr. Krubiner’s 2023 cash bonus, please consider that (i) although Mr. Krubiner was entitled to a bonus for 2022 of at least $1,000,000, he voluntarily waived his right to all but $500,000 of this amount, and (ii) Mr. Krubiner has waived his right to receive the 10% annual base salary increase to which he is entitled for 2023, and agreed to maintain his annual base salary at the 2022 level (although he has preserved his right to the amount to which he would otherwise have been entitled for 2024 (i.e. $1,210,000) and future years).
At the Annual Meeting, shareholders are being asked to approve the below framework for calculating Mr. Krubiner’s 2023 cash bonus. In particular, the Board of Directors proposes that Mr. Krubiner’s bonus framework shall be based on three key performance indicators that the Company uses to measure its overall performance: Revenue, Adjusted EBITDA and FRLPC. Revenue and Adjusted EBITDA are two metrics that the Company describes in its SEC filings, including the 2022 Annual Report, and fee revenue less production costs (“FRLPC”), which is a non-GAAP metric defined as revenues from fees less production costs, that the Company uses to evaluate profitability. The targets for Revenue and Adjusted EBITDA for 2023 will be based on the 2023 guidance for these metrics previously publicly disclosed by the Company in February 2023. The target for FRLPC for the 2023 fiscal year will be based on targets discussed in our quarterly earnings materials.
In calculating Mr. Krubiner’s bonus for 2023, the Board recommends utilizing a formula that assigns Revenue a weight of 70%, FRLPC a weight of 20%, and Adjusted EBITDA a weight of 10%. In subsequent years, the Board expects to reduce the weight assigned to Revenue, and increase the weights assigned to FRLPC and Adjusted EBITDA, to align with the Company’s expected future reporting. In addition to the above formulaic bonus, the Board recommends that it be granted the authority, in accordance with the Company’s Compensation Policy, to award Mr. Krubiner a discretionary bonus of up to 25% of his annual base salary.
Finally, the following performance multipliers will apply for each metric: 0%, 75%, 100%, 150%, 200% and 300%. If the Company exactly meets the target for a particular metric, then a multiplier of 100% will be assigned. If the Company exceeds the target or falls short of the target, a multiplier will be assigned based on how much the metric’s actual performance is greater than or less than the target. For example, if the metric’s actual performance is equal to or greater than 100% but less than 125% of the metric’s target, the multiplier will be 100%; if the achievement is between 125% and 149% of the metric’s target, the multiplier will be 150%; and so on. In no event will the multiplier exceed 300%.
The proposed framework for Mr. Krubiner’s cash bonus was approved by the Compensation Committee and the Board, after considering the factors specified in our Compensation Policy, including Mr. Krubiner’s performance and contribution to the Company. The terms also reflect Mr. Krubiner’s experience, a comprehensive compensation survey prepared by an independent compensation advisor and provided to the members of the Compensation Committee and Board, and the terms of our Compensation Policy. Our Compensation Committee and Board approved the framework described above as they believe that, together with the current terms of Mr. Krubiner’s compensation, it serves as an appropriate long-term retention and performance incentive, and advances the objectives of the Company, its work plan and its long-term strategy.

All other employment terms for Mr. Krubiner shall remain unchanged. For further information on the compensation terms of Mr. Krubiner, please see the 2022 Annual Report filed with the SEC on April 20, 2023, which is available on the SEC’s website at www.sec.gov, as well as under the Investor Relations section of Pagaya’s website at www.pagaya.com. Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.
Proposed Resolution
You are requested to adopt the following resolution:
“4. RESOLVED, to approve the 2023 compensation framework for the Company’s Chief Executive Officer, as set forth in Proposal No. 4 of the proxy statement dated August 8, 2023.
Vote Required
The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution. In addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal, this proposal also requires that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.
The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.
Under the Israel Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of such family members, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Israel Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.”
The Israel Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted.
Board Recommendation
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 5

APPROVAL OF THE TARGETS FOR THE BONUSES OF
OUR CHIEF TECHNOLOGY OFFICER AND OUR CHIEF REVENUE OFFICER
Background
At the 2022 annual general meeting held on June 16, 2022, shareholders approved the following components of compensation for Avital Pardo, the Company’s Chief Technology Officer, and Yahav Yulzari, the Company’s Chief Revenue Officer:
•
Annual base salary for 2022 of $1,000,000, to be adjusted by 10% annually for 5 years (so that the salary for 2023 would have reflected an increase to $1,100,000, but for the waiver by Mr. Pardo and Mr. Yulzari discussed below). Mr. Pardo and Mr. Yulzari also serve as members of our Board and are not entitled to any director’s fee.

•	Target cash bonus range of between 100% and 300% of annual base salary based on the framework approved last year.
•	Reimbursement for reasonable expenses in accordance with the Company’s Compensation Policy and each employee’s employment agreement.
In considering the proposal for Mr. Pardo and Mr. Yulzari’s 2023 cash bonus, please consider that (i) although both were entitled to a bonus for 2022 of at least $1,000,000, each voluntarily waived his right to all but $500,000 of this amount, and (ii) each of Mr. Pardo and Mr. Yulzari have waived his right to receive the 10% annual base salary increase to which he is entitled for 2023, and agreed to maintain his annual base salary at the 2022 level (although he has preserved his right to the amount to which he would otherwise have been entitled for 2024 (i.e. $1,210,000) and future years.
At the Annual Meeting, shareholders are being asked to approve the below framework for calculating Mr. Pardo’s and Mr. Yulzari’s 2023 cash bonus. In particular, the Board of Directors proposes that Mr. Pardo’s and Mr. Yulzari’s bonus framework shall be based on three key performance indicators that the Company uses to measure its overall performance: Revenue, Adjusted EBITDA and FRLPC. Revenue and Adjusted EBITDA are two metrics that the Company describes in its SEC filings, including the 2022 Annual Report, and fee revenue less production costs (“FRLPC”), which is a non-GAAP metric defined as revenues from fees less production costs, that the Company uses to evaluate profitability. The targets for Revenue and Adjusted EBITDA for 2023 will be based on the 2023 guidance for these metrics previously publicly disclosed by the Company in February 2023. The target for FRLPC for the 2023 fiscal year will be based on targets discussed in our quarterly earnings materials.
In calculating Mr. Pardo’s and Mr. Yulzari’s bonus for 2023, the Board recommends utilizing a formula that assigns Revenue a weight of 70%, FRLPC a weight of 20%, and Adjusted EBITDA a weight of 10%. In subsequent years, the Board expects to reduce the weight assigned to Revenue, and increase the weights assigned to FRLPC and Adjusted EBITDA, to align with the Company’s expected future reporting. In addition to the above formulaic bonus, the Board recommends that it be granted the authority, in accordance with the Company’s Compensation Policy, to award Mr. Pardo and Mr. Yulzari a discretionary bonus of up to 25% of his annual base salary.
Finally, the following performance multipliers will apply for each metric: 0%, 75%, 100%, 150%, 200% and 300%. If the Company exactly meets the target for a particular metric, then a multiplier of 100% will be assigned. If the Company exceeds the target or falls short of the target, a multiplier will be assigned based on how much the metric’s actual performance is greater than or less than the target. For example, if the metric’s actual performance is equal to or greater than 100% but less than 125% of the metric’s target, the multiplier will be 100%; if the achievement is between 125% and 149% of the metric’s target, the multiplier will be 150%; and so on. In no event will the multiplier exceed 300%.
The proposed framework for Mr. Pardo’s and Mr. Yulzari’s cash bonus was approved by the Compensation Committee and the Board, after considering the factors specified in our Compensation Policy, including Mr. Pardo’s and Mr. Yulzari’s performance and contribution to the Company. The terms also reflect Mr. Pardo’s and Mr. Yulzari’s experience, a comprehensive compensation survey prepared by an independent compensation advisor and provided to the members of the Compensation Committee and Board, and the terms of our Compensation Policy.

Our Compensation Committee and Board approved the framework described above as they believe that, together with the current terms of Mr. Pardo’s and Mr. Yulzari’s compensation, it serves as an appropriate long-term retention and performance incentive, and advances the objectives of the Company, its work plan and its long-term strategy.
All other employment terms for Mr. Pardo and Mr. Yulzari shall remain unchanged. For further information on the compensation terms of Mr. Pardo and Mr. Yulzari, please see the 2022 Annual Report, which is available on the SEC’s website at www.sec.gov, as well as under the Investor Relations section of Pagaya’s website at www.pagaya.com. Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.
Proposed Resolution
You are requested to adopt the following resolution:
“5. RESOLVED, to approve the 2023 compensation framework for the Company’s Chief Technology Officer and Chief Revenue Officer, as set forth in Proposal No. 5 of the proxy statement dated August 8, 2023.
Vote Required
The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.
Board Recommendation
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 6

RE-APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
Background
Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the fiscal year ended December 31, 2022. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2023, and for the additional period until the close of our next annual general meeting of shareholders and to authorize the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.
Audit Committee Pre-Approval Policies and Procedures
Our Audit Committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.
The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.
	Year ended December 31,
	2021	2022
	(in thousands of U.S. dollars)
Audit Fees(1)	$3,565	$2,138
Audit-Related Fees(2)
Tax Fees(3)	$574	$522
Other(4)
Total	$4,139	$2,660
(1)
“Audit fees” include fees for services performed by the Company’s independent public accounting firm in connection with our annual audit for 2021 and 2022, certain procedures regarding the Company’s quarterly financial results and consultation concerning financial accounting and reporting standards.

(2)
“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

(4)	“Other” includes fees for proposed potential share offering.
Proposed Resolution
You are requested to adopt the following resolution:
“6. RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 and until the next annual general meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”
Vote Required
The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.
Board Recommendation
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PRESENTATION AND DISCUSSION OF
AUDITED FINANCIAL STATEMENTS
At the Annual Meeting, the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2022 will be presented. This item does not require a vote of the Company’s shareholders. The audited consolidated financial statements for the year ended December 31, 2022 are contained within the 2022 Annual Report (which is available to shareholders through the SEC website, www.sec.gov, and at our Company’s website (www.pagaya.com)). Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.
PROPOSALS OF SHAREHOLDERS
Shareholder Proposals for the Annual Meeting
Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Israel Companies Law. Under the Israel Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders’ meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our General Counsel at the following address: Azrieli Sarona Building – 54th floor, 121 Derech Menachem Begin, Tel Aviv 6701203, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Annual Meeting, our General Counsel must receive the written proposal no later than August 15, 2023. If our Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Annual Meeting, we will publish a revised agenda for the Annual Meeting no later than August 22, 2023 in a press release or a Current Report on Form 6-K furnished to the SEC.
Shareholder Proposals for Annual General Meeting in 2024
We currently expect that the agenda for our annual general meeting to be held in 2024 (the “2024 Annual Meeting”) will include (1) the election of our Class II directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2023, and the auditors’ report for this period.
Pursuant to Section 66(b) of the Israel Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2024 Annual Meeting by submitting their proposals in writing to Pagaya Technologies Ltd., Azrieli Sarona Building – 54th floor, 121 Derech Menachem Begin, Tel Aviv 6701203, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the agenda for the 2024 Annual Meeting, our General Counsel must receive the written proposal not less than 90 calendar days prior to the anniversary of the Annual Meeting, i.e., no later than June 15, 2024; provided that if the date of the 2024 Annual Meeting is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Annual Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2024 Annual Meeting and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2024 Annual Meeting is first made.
In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the Exchange Act); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than

10 days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2024 Annual Meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Israel Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Pagaya may disregard shareholder proposals that are not timely and validly submitted.
The information set forth in this section is, and should be construed as, a “pre-announcement notice” of the 2024 Annual Meeting in accordance with Rule 5C of the Israel Companies Regulations (Notice of General and Class Meetings in a Public Company), 5760-2000, as amended.
OTHER BUSINESS
The Board is not aware of any other matters that may be presented at the Annual Meeting other than those detailed in the attached Notice.
ADDITIONAL INFORMATION
Our 2022 Annual Report filed on Form 20-F with the SEC on April 20, 2023, is available on the SEC’s website at www.sec.gov, as well as under the Investor Relations section of Pagaya’s website at www.pagaya.com. In addition, our reports of a foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at www.pagaya.com. Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to these proxy rules.
By Order of the Board of Directors,

/s/ Avi Zeevi
Avi Zeevi Chairman of the Board of Directors
August 8, 2023

Appendix A

Pagaya Technologies Ltd.
2023 Employee Stock Purchase Plan

Adopted by the Board of Directors: February 9, 2023
Approved by the Shareholders: [   ], 2023
1.	General; Purpose.
(a) The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase Ordinary Shares. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.
(b) The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan or the requirements of an Employee Stock Purchase Plan to the extent the Offering is made under the 423 Component), and the Company will designate which Designated Company is participating in each separate Offering.
(c) The Company, by means of the Plan, seeks to retain the services of Eligible Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.
2.	Administration.
(a) The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).
(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:
(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).
(ii) To designate from time to time (A) which Related Corporations will be eligible to participate in the Plan as Designated 423 Companies, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Companies, (C) which Affiliates or Related Corporations may be excluded from participation in the Plan, and (D) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).
(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.
(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.
(v) To suspend or terminate the Plan at any time as provided in Section 12.
(vi) To amend the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company, its Related Corporations and Affiliates, and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.
(viii) To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are non-U.S. nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Company, do not have to comply with the requirements of Section 423 of the Code.
(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan and any applicable Offering Document to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee (or its delegate) and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee (or a delegate of the Committee), the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.
(d) All determinations, interpretations and constructions made by the Board will not be subject to review by any person and will be final, binding and conclusive on all persons.
3.	Ordinary Shares Subject to the Plan.
(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum aggregate number of Ordinary Shares that may be issued under the Plan will not exceed 10,702,303 Class A Ordinary Shares, plus the number of Ordinary Shares that are automatically added on January 1st of each year for a period of up to ten years, commencing on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to the lesser of (x) one percent (1%) of the total number of Ordinary Shares outstanding on December 31st of the preceding calendar year, and (y) 21,404,606 Class A Ordinary Shares. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of Ordinary Shares than would otherwise occur pursuant to the preceding sentence. For the avoidance of doubt, up to the maximum number of Ordinary Shares reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.
(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the Ordinary Shares not purchased under such Purchase Right will again become available for issuance under the Plan.
(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.
4.	Grant of Purchase Rights; Offering.
(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the

Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.
(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless such Participant otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of the Participant’s Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.
(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.
5.	Eligibility.
(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company, the Related Corporation or the Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may (unless prohibited by Applicable Law) require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may provide (unless prohibited by Applicable Law) that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude (unless prohibited by Applicable Law) from participation in the Plan or any Offering Employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the Company, a Related Corporation or an Affiliate, or a subset of such highly compensated employees.
(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:
(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;
(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and
(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, the individual will not receive any Purchase Right under that Offering.
(c) No Employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds U.S.$25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.
(e) Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.
(f) Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.
6.	Purchase Rights; Purchase Price.
(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of Ordinary Shares purchasable either with a percentage of earnings (as such concept is defined in the Offering Document) or with a maximum dollar amount, but in either case as so specified by the Board in the Offering Document, during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.
(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and Ordinary Shares will be purchased in accordance with such Offering.
(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of Ordinary Shares that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of Ordinary Shares that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of Ordinary Shares that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of Ordinary Shares issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the Ordinary Shares (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.
(d) The purchase price of Ordinary Shares acquired pursuant to Purchase Rights will be specified by the Board prior to commencement of an Offering and will not be less than the lesser of:
(i) an amount equal to 85% of the Fair Market Value of the Ordinary Shares on the Offering Date; or
(ii) an amount equal to 85% of the Fair Market Value of the Ordinary Shares on the applicable Purchase Date.
7.	Participation; Withdrawal; Termination.
(a) An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified in the Offering, an enrollment form provided by the Company or a Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be held separately or deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first practicable payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce

(including to zero) or increase such Participant’s Contributions. If payroll deductions are impermissible or problematic under Applicable Law or if specifically provided in the Offering and to the extent permitted by Section 423 of the Code with respect to the 423 Component, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check or wire transfer prior to a Purchase Date.
(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company or a Company Designee. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of such Participant’s accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon such Participant’s eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.
(c) Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of such individual’s accumulated but unused Contributions.
(d) Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component for the remainder of the Offering. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.
(e) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company and valid under Applicable Law, by a beneficiary designation as described in Section 10.
(f) Unless otherwise specified in the Offering or required by Applicable Law, the Company will have no obligation to pay interest on Contributions.
8.	Exercise of Purchase Rights.
(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of Ordinary Shares, up to the maximum number of Ordinary Shares permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.
(b) Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of Ordinary Shares and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be held in such Participant’s account for the purchase of Ordinary Shares under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such next Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest (unless the payment of interest is otherwise required by Applicable Law). If the amount of Contributions remaining in a Participant’s account after the purchase of Ordinary Shares is at least equal to the amount required to purchase one (1) whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by Applicable Law).
(c) No Purchase Rights may be exercised to any extent unless the Ordinary Shares to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. and non-U.S. federal, state and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the Ordinary Shares are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and, subject to Section 423 of the Code with respect to the 423 Component, the Purchase Date will be delayed until the Ordinary Shares are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the Ordinary Shares are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).
9.	Covenants of the Company.
The Company will seek to obtain from each U.S. and non-U.S. federal, state or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell Ordinary Shares thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.
10.	Designation of Beneficiary.
(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any Ordinary Shares and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.
(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any Ordinary Shares and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such Ordinary Shares and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law), to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.
11.	Adjustments upon Changes in Common Stock; Corporate Transactions.
(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.
(b) In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the shareholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase Ordinary Shares (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.
12.	Amendment, Termination or Suspension of the Plan.
(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, shareholder approval will be required for any amendment of the Plan for which shareholder approval is required by Applicable Law.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.
(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.
13.	Tax Qualification; Tax Withholding.
(a) Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.
(b) Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation or Affiliate, to enable the Company, the Related Corporation or the Affiliate to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company, a Related Corporation or an Affiliate; (ii) withholding from the proceeds of the sale of Ordinary Shares acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any Ordinary Shares under the Plan until such obligations are satisfied.
(c) The 423 Component is exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

14.	Effective Date of Plan.
The Plan became effective on [DATE], the day it was approved by Company’s Shareholders. No Purchase Rights will be exercised unless and until the Plan has been approved by the shareholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.
15.	Miscellaneous Provisions.
(a) Proceeds from the sale of Ordinary Shares pursuant to Purchase Rights will constitute general funds of the Company.
(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, Ordinary Shares subject to Purchase Rights unless and until the Participant’s Ordinary Shares acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).
(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment or service contract, as applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ or service of the Company, a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment or service of a Participant.
(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflict of laws rules.
(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.
(f) If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.
16.	Definitions.
As used in the Plan, the following definitions will apply to the capitalized terms indicated below:
(a) “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.
(b) “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.
(c) “Applicable Law” means the Code and any applicable U.S. and non-U.S. securities, exchange control, tax, federal, state, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange, NASDAQ Stock Market or the Financial Industry Regulatory Authority).
(d) “Board” means the Board of Directors of the Company.
(e) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.
(g) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).
(h) “Company” means Pagaya Technologies Ltd., an Israeli corporation.
(i) “Contributions” means the payroll deductions, contributions made by Participants in case payroll deductions are impermissible or problematic under Applicable Law and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into the Participant’s account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions or other contributions and, with respect to the 423 Component, to the extent permitted by Section 423.
(j) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;
(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;
(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or
(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the Ordinary Shares outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
(k) “Designated 423 Company” means any Related Corporation selected by the Board as participating in the 423 Component.
(l) “Designated Company” means any Designated Non-423 Company or Designated 423 Company, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.
(m) “Designated Non-423 Company” means any Related Corporation or Affiliate selected by the Board as participating in the Non-423 Component.
(n) “Director” means a member of the Board.
(o) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.
(p) “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.
(q) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.
(r) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.
(s) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:
(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.
(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Sections 409A of the Code.
(t) “Governmental Body” means any: (i) nation, state, commonwealth, canton, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. or non-U.S. federal, state, local, municipal or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the New York Stock Exchange, the NASDAQ Stock Market and the Financial Industry Regulatory Authority).
(u) “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.
(v) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.
(w) “Offering Date” means a date selected by the Board for an Offering to commence.
(x) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.
(y) “Ordinary Share” means an ordinary share, without par value per share, of the Company.
(z) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.
(aa) “Plan” means this Pagaya Technologies Ltd. 2023 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component.
(bb) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of Ordinary Shares will be carried out in accordance with such Offering.
(cc) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.
(dd) “Purchase Right” means an option to purchase Ordinary Shares granted pursuant to the Plan.
(ee) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.
(ff) “Securities Act” means the U.S. Securities Act of 1933, as amended.
(gg) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of Ordinary Shares or the sale or other disposition of Ordinary Shares acquired under the Plan.
(hh) “Trading Day” means any day on which the exchange(s) or market(s) on which Ordinary Shares are listed, including but not limited to the New York Stock Exchange, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.